Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

               January 4, 2012

Via EDGAR

Ms. Kathy Cherko
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MTB Group of Funds
File Nos. 811-05514 and 033-20673

Dear Ms. Cherko:

On behalf of the MTB Group of Funds (the “Registrant”) and each series of the Registrant (collectively, the “Funds”), below you will find the Registrant’s responses to the comments conveyed on October 27, 2011, by you via telephone to me with regard to the Registrant’s Annual Report to Shareholders for period ended April 30, 2011 and the Registrant’s Annual Report to Shareholders of the MTB Managed Allocation Fund – Moderate Growth II for the period ended December 31, 2010 (collectively, “Shareholder Reports”).

Below we have restated your comments (in italics) and have provided the Registrant’s response to each comment.

1.	Comment: With respect to the Statements of Changes in Net Assets for the MTB U.S. Government Money Market Fund, explain the Return of Capital.

Response:  The relatively insignificant return of capital in the U.S. Government Money Market Fund is the cumulative effect of the Fund distributing to the shareholders daily at a two decimal place rate (for example, 0.01%) while the Fund actually earned slightly less net investment income than was distributed.

2.
Comment:  The Concentration Risk discussion in note 5 of the Notes to Financial Statements for the Money Market Funds, states that “at April 30, 2011, Tax-Free Money Market Fund was invested 29.2% in Pennsylvania and 31.2% in New York state.  The investment restriction for Tax-Free Money Market Fund prohibits the Fund from

Ms. Kathy Cherko
U.S. Securities and Exchange Commission
January 4, 2012

purchasing any securities which would cause more than 25% of the Fund’s total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same state.

Response:  The investment restriction for Tax-Free Money Market Fund prohibits the Fund from purchasing any securities which would cause more than 25% of the Fund’s total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry, not the same state.  Therefore, the Tax-Free Money Market Fund’s investment restrictions does not prohibit the Fund’s investments in Pennsylvania and New York that exceed 25% of the Fund’s total assets.

3.	Comment: Gross expenses in the financial highlights did not match the expenses “before waivers” next to the line graph for the following Funds:

▪	MTB Short Duration Government Bond Fund
▪	MTB Short Term Corporate Bond Fund
▪	MTB U.S. Government Bond Fund
▪	MTB Pennsylvania Muni Bond Fund
▪	MTB Virginia Muni Bond Fund
▪	MTB Intermediate Term Bond Fund
▪	MTB Income Fund
▪	MTB Strategic Allocation Fund
▪	MTB Small Cap Growth Fund

Response:  For all funds, the gross expense ratios shown in the financial highlights section of the annual report represent the expense ratios for the 12 month period ended April 30, 2011. The expense ratios “before waivers” next to the line graphs in the shareholder letters are from the August 31, 2010 prospectus. This is consistent with the footnote disclosure included below this ratio that states “The Expense Ratio Before Waivers represents the operating costs borne by the Fund, expressed as a percentage of the Fund’s average net assets, as shown in the Fees and Expenses table in the Fund’s current prospectus (under “Total Annual Fund Operating Expenses”).”

4.
Comment: The Management’s Discussion of Fund Performance for the MTB Short Duration Government Bond Fund, the MTB Short Term Corporate Bond Fund, and the MTB Intermediate Term Bond Fund do not discuss what contributed or detracted from performance for the fiscal year.

Response:  In future annual report filings, we will make sure that the Management’s Discussion of Fund Performance includes what contributed to, or distracted from, performance during the fiscal year.

Ms. Kathy Cherko
U.S. Securities and Exchange Commission
January 4, 2012

5.           Comment:  Describe the ability of the investment adviser to collect waived fees.

Response:   The investment adviser has no ability to collect or recoup any waived fees.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Shareholder Reports, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8429 or in my absence, Cillian Lynch at (202) 419-8416.

Very truly yours,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Jeffrey M. Seling
Alison M. Fuller, Esquire
Cillian M. Lynch, Esquire